WEX Inc.
97 Darling Avenue
South Portland, ME 04106

WEX Inc.
97 Darling Avenue
South Portland, ME 04106
July 20, 2016
By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attention: Craig D. Wilson

Re:     WEX, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K
Filed April 27, 2016
File No. 001-32426
Staff Comment Letter Dated July 8, 2016

Ladies and Gentlemen:
WEX Inc. hereby confirms that it plans to provide its response to the comments contained in your letter dated July 8, 2016 by August 5, 2016. This will provide an additional 10 business days from the original due date of July 22, 2016. If you require additional information please do not hesitate to contact the undersigned at 207-523-6421. Thank you.
Sincerely,
/s/ Gregory A. Wiessner
Gregory A. Wiessner
Vice President, Corporate Securities Counsel

cc:	Jonathan Wolfman, WilmerHale
Douglas Fici, Deloitte & Touche LLP
Hilary A. Rapkin, WEX Inc.